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                              October 1, 2021

       Edmundo Gonzalez
       Chief Executive Officer
       Marpai, Inc.
       5701 East Hillsborough Avenue, Suite 1417
       Tampa, FL 33610-5428

                                                        Re: Marpai, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-258029

       Dear Mr. Gonzalez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

       Amendment No. 3 to Form S-1 filed September 27, 2021

       Marpai Inc. and Subsidiaries
       Notes to Unaudited Condensed Consolidated Financial Statements
       Note 17--Subsequent Events from August 26, 2021 to September 22, 2021, page F-30

   1. On September 2, 2021, you effected a forward split at a ratio of 4.555821-for-1. Please explain your basis for
not retroactively adjusting all share and per share amounts in the historical financial
statements for Marpai Inc. and Subsidiaries. Refer us to the technical guidance upon which you
relied.
 Edmundo Gonzalez
FirstName
Marpai, Inc.LastNameEdmundo Gonzalez
Comapany
October     NameMarpai, Inc.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
Continental Benefits LLC and Subsidiary
Consolidated Statements of Operations, page F-54

2. We note that you revised your presentation of Cost of Revenue in response to our prior comment to clarify that it was exclusive of depreciation and amortization which is separately presented. Your continued presentation of Gross Profit, however, does not appear to comply with SAB Topic 11B. In this regard, depreciation, depletion and amortization should not be positioned in a manner which results in reporting a figure for income before depreciation. Please revise your presentation accordingly in the
         Consolidated Statement of Operations for Continental Benefits for both the quarters ended
         March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019. Please make applicable changes throughout your filing as necessary.
       You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Angela Dowd, Esq.